Exhibit 99.1

Perion Network to Announce Third Quarter 2023 Financial Results on
November 1, 2023

Management provides update on the ongoing conflict in Israel, stating that operations and business activity remain intact and uninterrupted

NEW YORK & TEL AVIV – October 10, 2023 – Perion Network Ltd. (NASDAQ & TASE: PERI), a global technology company whose synergistic solutions serve all major digital advertising channels – including search, social, display and video/CTV - today announced it plans to release third quarter 2023 results prior to the opening of the financial markets on Wednesday, November 1, 2023.

Tal Jacobson, CEO, and Maoz Sigron, CFO, will host a conference call to discuss the results on that day at 8:30 a.m. ET.

Call details:

●	Registration link: https://incommconferencing.zoom.us/webinar/register/WN_Mwx-qMqNRZKyt3FCZ1XXxQ
●	Toll Free: 1-877-407-0779
●	Toll/International: 1-201-389-0914

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website at www.perion.com/investors.

In response to the current conflict in Israel, Perion management extends its most sincere sympathy and pledges its support to all of our employees and their families, our friends and colleagues in Israel. The company's operations and business activity remain unaffected and continue to operate at normal levels.

About Perion Network Ltd.

Perion is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search advertising, social media, display, video and CTV advertising. These channels converge at Perion’s intelligent HUB (iHUB), which connects the company’s demand and supply assets, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 15, 2023. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com